Exhibit 99.7

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

Aviva plc (formerly CGNU plc) on behalf of itself and Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholders named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Morley Fund Management Limited

BNY Norwich Union Nominees Ltd                   8,079,946 shares
Chase GA Group Nominees Ltd                     15,923,036 shares
Chase Nominees Ltd                               1,589,687 shares
CUIM Nominee Ltd                                 6,871,438 shares
RBSTB Nominees Ltd                                 918,145 shares
Total:                                          33,382,252 shares

Aviva plc

 BNY Norwich Union Nominees Ltd                  8,079,946 shares
 Chase GA Group Nominees Ltd                    15,923,036 shares
 Chase Nominees Ltd                              1,589,687 shares
 CUIM Nominee Ltd                                6,871,438 shares
 RBSTB Nominees Ltd                                918,145 shares
 Hibernian Investment Managers Ltd                  69,337 shares
 Total:                                         33,451,589 shares



5. Number of shares / amount of stock acquired

 1,018,467

6. Percentage of issued class

0.09%

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7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

25 pence Ordinary shares

10. Date of transaction

29 April 2003

11. Date company informed

30 April 2003

12. Total holding following this notification

Morley Fund Management Limited             33,382,252 shares
Aviva plc                                  33,451,589 shares

13. Total percentage holding of issued class following this notification

Morley Fund Management Limited                   3.02%
Aviva plc                                        3.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah H. Hughes - Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary

Date of notification

1 May 2003